

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 4, 2021

Michael McCormick, Esq.
Executive Vice President, General Counsel and Secretary
Ecolab Inc.
1 Ecolab Place
St. Paul, Minnesota 55102

      Re: Ecolab Inc.
            Registration Statement on Form S-4
            Filed October 29, 2021
            File No. 333-260580

Dear Mr. McCormick:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Michael Davis at 202-551-4385 with any questions.

              Sincerely,

              Division of Corporation Finance
              Office of Life Sciences

cc: Bradley C. Brasser, Esq.